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TABLE OF CONTENTS

As Filed with the Securities and Exchange Commission March 8, 2004

Registration No. 333-111992

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

AMENDMENT NO. 2 TO
FORM S-2
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

Peoples Community Bancorp, Inc.
(Exact name of registrant as specified in its charter)

Maryland	31-1686242
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Number)

6100 West Chester Road
P.O. Box 1130
West Chester, Ohio 45071-1130
(513) 870-3530
(Address, Including Zip Code, and Telephone Number, Including Area Code, of
Registrant's Principal Executive Offices)

Kevin M. Houlihan, Esq.
Hugh T. Wilkinson, Esq.
Elias, Matz, Tiernan & Herrick L.L.P.
734 15th Street, N.W.
12th Floor
Washington, D.C. 20005
(202) 347-0300
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
of Agent for Service)

        Approximate date of commencement of proposed sale to the public:    As soon as practicable after the Registration Statement becomes effective.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

        If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. ☒

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Shares to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, $.01 par value	1,365,674	$20.00	$27,313,480	$2,209.66(1)

(1)
Previously paid.

PROSPECTUS

Peoples Community Bancorp, Inc.

Up To 1,365,674 Shares

Common Stock

        We are offering to our stockholders up to an aggregate of 1,365,674 shares of our common stock, which includes 150,000 shares which will be purchased by our employee stock ownership plan. For every two shares of common stock held at the close of business on January 26, 2004, the record date for the distribution, you will receive one non-transferable subscription right to purchase shares of our common stock.

        Each right entitles the holder to a basic subscription privilege and an oversubscription privilege. Under the basic subscription privilege, you may purchase one share of our common stock at a subscription price of $20.00 per share. Under the oversubscription privilege, upon the exercise of the basic subscription privilege, in full, you will be entitled to subscribe, at the same subscription price, for shares of common stock that are not purchased by other rightsholders under their basic subscription privilege. The rights may not be sold or transferred. The rights will not be listed for trading on any stock exchange or trading market.

        At the same time as we are conducting the rights offering, we are offering shares of our common stock at the same subscription price of $20.00 to members of the general public to whom a copy of this prospectus is delivered. The offering of shares of our common stock to members of the general public is subject to the prior rights of our stockholders in the rights offering and our right to reject orders from members of the general public in whole or in part.

        There is no minimum number of shares that must be sold to complete the offering. No person is permitted to purchase shares of our common stock in the offering which, when added to current holdings, would exceed 9.9% of the total number of our outstanding shares after the offering. All exercises of rights and subscriptions for our common stock are irrevocable. The offering to stockholders and members of the general public expires at 5 p.m., Eastern Time, on            , 2004.

        Our common stock is quoted on the Nasdaq National Market System under the trading symbol PCBI. On            , 2004, the closing price of a share of our common stock on Nasdaq was $    .

        Keefe, Bruyette & Woods, Inc. is not required to sell any specific number or dollar amount of our common stock but will use their best efforts to assist us in selling shares of the common stock we are offering. Members of our senior management may also solicit responses from stockholders and members of the general public.

        For a discussion of the material risks that you should consider, see "Risk Factors" beginning on page 13.

	Subscription Price	Proceeds To Our Company(1)

Per Share	$20.00	$19.36

Total	$27,313,480	$26,438,480

(1)
After deducting expenses associated with this offering, which we shall pay. We estimate that these expenses will total approximately $875,000.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

        These securities are not savings accounts, deposits or obligations of any bank and are not insured by Peoples Community Bank, the Federal Deposit Insurance Corporation or any other federal or state government agency.

Keefe, Bruyette & Woods, Inc.

The date of this Prospectus is            , 2004.

ii

AVAILABLE INFORMATION ON THE COMPANY

        We filed a registration statement on Form S-2 under the Securities Act of 1933 to register with the Securities and Exchange Commission ("SEC") the shares of our common stock offered hereby. This prospectus is a part of that registration statement. As allowed by SEC rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement.

        We file annual, quarterly and current reports and other information with the SEC. You may read and copy any document we file with the SEC at its public reference facilities located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to you free of charge through the SEC's world wide web site on the internet at http://www.sec.gov. Our internet address is http://www.pcbionline.com.

        The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information in this prospectus.

        We incorporate by reference our Annual Report on Form 10-K for the year ended September 30, 2003, our Amended Annual Report on Form 10-K/A for the year ended September 30, 2003, our quarterly report on Form 10-Q for the period ended December 31, 2003 and, until this offering has been completed, any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934.

        A copy of our Annual Report to Stockholders for the fiscal year ended September 30, 2003 is included with this prospectus. We will provide, without charge, to each person to whom a copy of this prospectus is delivered, upon written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference. You may request free copies of any or all of the documents incorporated by reference by writing or telephoning us at the following address:

Teresa A. O'Quinn
Chief Financial Officer
Peoples Community Bancorp, Inc.
6100 West Chester Road
P.O. Box 1130
West Chester, Ohio 45071-1130
(513) 870-3530

        You should only rely on the information incorporated by reference or provided in this prospectus. We have authorized no one to provide you different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

OUR COMPANY

        General.    We were formed in December 1999 in connection with the mutual to stock conversion of our wholly owned subsidiary, Peoples Community Bank, and the sale of 1,190,000 shares of our common stock to depositors and members of the community. We are a unitary savings and loan holding company for the Bank. The Bank, a federally-chartered stock savings bank that was originally organized in 1889, conducts its business from thirteen full service offices in Hamilton, Warren and Butler counties in Southwest Ohio. The Bank offers a wide variety of loan products, including single and multi-family residential loans, nonresidential real estate and land loans and construction loans. In addition, the Bank invests in securities. The funds for the Bank's lending and investment activities are primarily provided by deposits and borrowings. At September 30, 2003, we had $738.7 million in total assets, $455.9 million in deposits, $219.9 million in borrowings (excluding subordinated debentures) and $46.7 million of stockholders' equity. Our principal executive office is located at 6100 West Chester Road, P.O. Box 1130, West Chester, Ohio 45071-1130. Our telephone number is (513) 870-3530.

        Our Growth.    As a result of acquisitions and internal growth, we have grown significantly from $320.6 million in total assets as of September 30, 2000 to $822.5 million in total assets as of December 31, 2003. Since the completion of our initial public offering in March 2000, we have acquired three financial institutions with aggregate total assets as of the time of acquisition of $231.2 million. In addition, in September 2003, we purchased $32.8 million in loans and assumed $55.6 million in deposits in connection with the acquisition of two branch offices from another financial institution. We have supplemented this growth from acquisitions with loan generation secured primarily by real estate in our market area. Loan originations increased from $73.7 million in fiscal 2000, to $241.1 million in fiscal 2001, $261.6 million in fiscal 2002 and $278.6 million in fiscal 2003. Loans receivable, net increased from $196.5 million at September 30, 2000 to $565.6 million at December 31, 2003. In addition, since September 30, 2000, we have expanded our franchise through the opening of three full service branch offices. We have also received regulatory approval to open two new branch offices and these branches are currently under construction. These new branch offices, as well as acquired branch offices, have expanded our market presence and facilitated our loan production growth. Our loan growth has been funded in part by deposits. We have placed an emphasis on deposit generation both internally and through whole bank and branch acquisitions. Deposits have increased from $151.4 million at September 30, 2000 to $450.8 million at December 31, 2003.

        Our Business Strategy.    We intend to continue to pursue growth both internally and through strategic acquisitions. We believe our internal growth will continue to come from loan originations, and, in particular, multi-family residential loans, nonresidential real estate and land loans and construction loans. These loan types complement our single-family lending, diversify our loan portfolio and are expected to increase our yield on interest-earning assets. Our primary funding vehicle will continue to be deposits. We intend to increase our deposit generation by expanding our products and services, increasing our branch network and cross-selling our current and prospective business customers. The expansion of our market share through selective branching and opportunistic acquisitions will depend on market and economic conditions.

        We are also pursuing a capital strategy, of which this offering is a part, to permit us to continue our growth and enhance profitability. Assuming net proceeds from this offering of $26.4 million, our pro forma stockholders' equity to total assets ratio at December 31, 2003 will increase from 5.8% to 9.0%. We believe that the net proceeds from this offering, as well as net earnings from operations, will provide sufficient capital and liquidity to support measured growth and sustained profitability.

QUESTIONS AND ANSWERS ABOUT THE OFFERING

What is a rights offering?

        A rights offering is an opportunity for our stockholders to purchase additional shares of common stock at a fixed price to be determined before the offering begins and in an amount proportional to the stockholders' existing interests.

What is a subscription right?

        We are distributing to our stockholders, at no charge, one subscription right for every two shares of common stock that are owned on January 26, 2004. We will not distribute any fractional subscription rights, but will round the number of subscription rights you receive up to the nearest whole number. Each subscription right entitles you to purchase one share of common stock at a subscription price of $20.00 per share. When you "exercise" a subscription right, you choose to purchase the common stock that the subscription right entitles you to purchase. You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights. All subscription rights expire as of            , 2004.

What is the basic subscription privilege?

        The basic subscription privilege of each subscription right entitles you to purchase one share of our common stock at a subscription price of $20.00 per share.

What is the oversubscription privilege?

        We do not expect that all of our stockholders will exercise all of their basic subscription rights. By extending oversubscription privileges to our stockholders, we are providing stockholders that exercise all of their basic subscription privileges with the opportunity to purchase those shares that are not purchased by other stockholders through the exercise of their basic subscription privileges. You must exercise your oversubscription privilege at the same time you exercise your basic subscription right.

What are the limitations on the oversubscription privilege?

        We will issue a maximum of 1,365,674 shares of common stock in this offering. The 1,365,674 shares include 150,000 shares that will be purchased by our employee stock ownership plan. The number of shares available for oversubscription privileges will be 1,215,674 minus the number of shares purchased upon exercise of all basic subscription privileges. If sufficient shares are available, we will seek to honor the oversubscription requests in full. If the oversubscription requests exceed the number of shares available, we will allocate the available shares pro rata among those who oversubscribed based on each rightholder's percentage ownership of shares of our common stock as of January 26, 2004 compared to the total ownership of all rightsholders participating in the oversubscription round, or, if less, the number of shares for which you oversubscribed.

What happens if I exercise less than all of my rights?

        If you subscribe for fewer than all of the shares represented by your rights, your remaining rights are nontransferable. You may not sell your remaining rights.

What if a broker, bank or other nominee is the record holder of my common stock?

        Your broker or other nominee record holder must exercise the rights on your behalf for shares you wish to purchase or arrange for a subscription agreement to be issued in your name so that you may directly exercise the rights. You must give your broker, bank or other nominee instructions in advance of the expiration time to permit them to exercise subscription rights for you. If you wish to exercise your rights and purchase our common stock, please promptly contact the broker, bank or other company holding your common stock.

Will I pay any commissions or fees if I purchase any shares of common stock in the offering?

        No.

What happens if I choose not to exercise my subscription rights?

        You will retain your current number of shares of common stock in our company even if you do not exercise your subscription rights. However, depending on purchases of our common stock by stockholders or members of the general public, your percentage ownership interest in our Company will diminish, and your relative voting rights and economic interests will be diluted.

Can I sell, transfer or give away my subscription rights?

        No.

Must I exercise my subscription rights?

        No.

What are the federal income tax consequences of exercising my subscription rights?

        The receipt and exercise of your subscription rights are intended to be nontaxable. You should seek specific tax advice from your personal tax advisor.

Are the shares being offered to the general public?

        Yes. At the same time as we are conducting our rights offering, we are also offering shares of our common stock to members of the general public to whom a copy of this prospectus is delivered. Investors may "subscribe" for shares of our common stock. The offering of shares of our common stock to members of the general public is subject to the prior rights of our stockholders in the rights offering and our right to reject orders from members of the general public in whole or in part.

What are the limitations in the offering?

        No person is permitted to purchase shares of our common stock in the offering which, when added to current holdings, would exceed 9.9% of the total number of our outstanding shares after the offering.

Why are we engaging in an offering?

        We are offering shares of our common stock to current stockholders and other members of the general public primarily to raise additional capital to facilitate our growth strategy and for general corporate purposes. The offering also is expected to increase the liquidity of our common stock.

How did we arrive at the subscription price?

        Our board of directors considered several factors in determining the price at which a share of common stock may be purchased in this offering. These factors include the historic and current market price of the common stock, our business prospects, our recent and anticipated operating results, alternatives available to us for raising capital, the amount of proceeds desired, the pricing of similar transactions, the liquidity of our common stock, and the desire to offer shares at a price that would be attractive to our stockholders and other investors relative to the current trading price of our common stock.

How do I exercise my subscription rights or subscribe for shares of common stock?

        You must properly complete the accompanying subscription agreement and deliver it to us before 5 p.m., Eastern Time, on            , 2004. The subscription agreements should be delivered to Peoples Community Bancorp, Inc., 6100 West Chester Road, P.O. Box 1130, West Chester, Ohio 45071-1130, attention Stock Center. Your subscription agreement must be accompanied by proper payment for each share that you wish to purchase.

What forms and payment are required to purchase shares?

        Stockholders and prospective investors received along with this prospectus a subscription agreement and instructions on how to purchase shares. You must properly fill out, execute and deliver the subscription agreement along with full payment to us before the expiration date. For payment options, see "The Offering—How You Should Pay When You Exercise Your Rights or Subscribe For Shares of Our Common Stock."

How long will the offering last?

        The offering begins on the date of this prospectus and ends at 5:00 p.m., Eastern Time, on            , 2004. No rights exercises by stockholders or subscriptions by potential investors will be accepted following the expiration time.

After I exercise my rights or submit a subscription, can I change my mind?

        No. You cannot revoke the exercise of your rights or your subscription, even if you later learn information about us that you consider to be unfavorable. You should not exercise your rights or submit a subscription for our common stock unless you are certain that you wish to purchase shares of our common stock at a price of $20.00 per share.

Is the completion of the offering conditioned on the sale of a minimum number of shares?

        No. Since we have not established a minimum offering level, we may not sell a sufficient number of shares to fund additional growth.

Is participating in this offering risky?

        The purchase of our common stock involves certain risks and you should carefully consider this investment as you would view other equity investments. Among other things, you should carefully consider the risks described under the heading "Risk Factors" beginning on page 13 of this document.

When will I receive my new shares?

        If you purchase shares of common stock through this offering, you will receive certificates representing those shares promptly after the expiration date.

Can we cancel the offering?

        Yes. Our Board of Directors may cancel the offering at any time on or before the expiration date, for any reason. If we cancel this offering, we will promptly refund any money that we received from stockholders and other investors, without interest.

Will we extend the offering?

        No.

How much money will the company receive from the offering?

        Our gross proceeds from the offering will depend on the number of shares that are purchased. If we sell all 1,365,674 shares that are being offered by this prospectus, then we will receive proceeds of $27.3 million, before deducting expenses payable by us. We estimate that those expenses will be approximately $875,000. In addition, we estimate that we will have fixed expenses of $125,000 regardless of the sale of any shares of our common stock.

How many shares are anticipated to be purchased by our employee stock ownership plan and our officers and directors?

        Our employee stock ownership plan intends to purchase 150,000 shares or $3.0 million of our common stock. In addition, it is anticipated that our directors and executive officers will exercise their basic subscription rights for 108,750 shares or $2.2 million of our common stock. Assuming that these purchases are the minimum amount of shares purchased, we estimate that expenses would be approximately $177,000.

How will we use the proceeds from the offering?

        We will use the proceeds from this offering to continue our growth strategy and for general corporate purposes.

How many shares will be outstanding after the offering?

        There are 2,522,088 shares of common stock outstanding as of January 26, 2004. The number of shares of common stock that will be outstanding after this offering will depend on the number of shares that are purchased. If we sell all of the shares offered by this prospectus, then we will issue 1,365,674 new shares of common stock during this offering, representing a 54.1% increase in our outstanding common stock. In that case, we will have 3,887,762 shares of common stock outstanding after this rights offering. One of the purposes of this offering is to increase the liquidity in our common stock.

How are we conducting the offering?

        We are offering 1,365,674 shares of our common stock with the assistance of Keefe, Bruyette & Woods, Inc. Keefe Bruyette will use its best efforts to assist us in the offering but is not obligated to purchase any shares of common stock in the offering.

Are our shares of common stock federally insured?

        Our securities are not savings accounts, deposits or obligations of any bank and are not insured by Peoples Community Bank, the Federal Deposit Insurance Corporation or any other federal or state government agency.

What should I do if I have other questions?

        If you have any questions or if you need assistance or additional copies of the offering documents, please call Keefe, Bruyette & Woods, Inc., our Information Agent for the offering, toll free at (877) 298-6520. In addition, you may call or write Thomas J. Noe, our Executive Vice President, at Peoples Community Bancorp, Inc., 6100 West Chester Road, P.O. Box 1130, West Chester, Ohio 45071-1130, telephone number (513) 870-3530. You will not pay any fees for your questions or requests.

SUMMARY

        THIS SUMMARY HIGHLIGHTS SOME OF THE INFORMATION PROVIDED ELSEWHERE IN THIS PROSPECTUS. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY.

Securities offered and purchase price	We are offering for purchase 1,365,674 shares of our common stock including 150,000 shares to be purchased by our employee stock ownership plan. We are offering these shares to our stockholders as of January 26, 2004 and, at the same time, to members of the general public to whom a copy of the prospectus is delivered. The purchase price of the common stock is $20.00 per share. There is no minimum number of shares of common stock that is required to be sold to complete the offering.
Stockholders receiving rights	Only stockholders who hold shares of our common stock on the record date will receive rights.
Record date	January 26, 2004.
Expiration date and time	The offering expires at 5:00 p.m., Eastern Time, on , 2004. All rights expire on this date.
Number of Rights	You will receive one right for every two shares of common stock you own on the record date.
Rights	Each right entitles you to purchase one share of common stock for $20.00 per share.
Unsubscribed shares	Stockholders who exercise their rights in full will be given additional rights to purchase unsubscribed shares on a pro rata basis.
Nontransferability of Rights	The rights are nontransferable.
Community Offering	We are also offering shares of our common stock at the same subscription price of $20.00 per share to members of the general public to whom a copy of this prospectus is delivered.
Limitations
The offering of shares of our common stock to members of the general public is subject to the prior rights of our stockholders in the rights offering and our right to reject orders from members of the general public in whole or in part. No person is permitted to purchase shares of our common stock in the offering which, when added to current holdings, would exceed 9.9% of the total number of our outstanding shares after the offering.
Use of proceeds	We will use the net proceeds of this offering to fund our growth strategy and for general corporate purposes.

No revocation	If you exercise any rights or otherwise subscribe for any shares of our common stock, you are not allowed to revoke or reduce the exercise or the subscription or request a refund of monies paid.
Information Agent
Keefe, Bruyette & Woods, Inc. will act as our information agent and will use its best efforts to assist us in selling our common stock in the offering. Keefe, Bruyette & Woods is not obligated to purchase any shares of common stock in the offering. You may contact Keefe, Bruyette at toll free (877)298-6520.
Procedure for exercising rights or subscribing for shares of common stock
To exercise rights or otherwise subscribe for any shares of our common stock, you must complete the subscription agreement and deliver it to us with full payment for the stock you elect to purchase. We must receive the proper forms and payments on or before the expiration date. You may deliver the documents and payments by mail or commercial courier. If you use regular mail for this purpose, we recommend using insured, registered mail.
Payment adjustments
If you send a payment that is insufficient to purchase the number of shares requested, or if the number of shares is not specified in the forms you return, we will apply the payment received to exercise rights or subscribe for shares of common stock to the extent of the payment. If your payment exceeds the purchase price for the full exercise of rights or subscription of shares of common stock, we will refund that excess as soon as practicable. We will not pay any interest on any payments received in this offering.
Nominee accounts
If you wish to purchase shares in this offering and your common stock is held by a securities broker, bank, trust company or other nominee, you should promptly contact those record holders and request that they exercise rights on your behalf. You may also contact the nominee and request that the nominee send a separate rights exercise agreement to you.

If you are a record holder who wishes an institution such as a broker or bank to exercise your rights for you, you should contact that institution promptly to arrange that method of exercise. You are responsible for the payment of any fees that brokers or other persons holding your common stock may charge.
Exercise by foreign and certain other stockholders
We will hold subscription agreements for holders of our common stock having addresses outside the United States. In order to exercise rights, these holders must notify us and timely follow the other procedures discussed in this prospectus on or before the expiration date.

U.S. income tax consequences
For United States federal income tax purposes, we believe that holders of our common stock will not recognize taxable income upon the receipt or exercise of the rights. If you sell the stock you acquire in this offering, you will recognize taxable income equal to the excess of the amount realized over your basis in the stock. You should consult your own tax advisor concerning the tax consequences of this offering under your own tax situation. For further information on tax consequences, please see "The Offering — Certain Federal Income Tax Consequences" beginning on page 21.
Stock Certificates	We will deliver stock certificates representing shares of our common stock to those who purchase shares promptly after the expiration date.
Amendment, extension and termination	We will hold open our offering until the expiration date. We may amend, withdraw or terminate our offering at our discretion.
Issuer	Peoples Community Bancorp, Inc., 6100 West Chester Road, P.O. Box 1130, West Chester, Ohio 45071-1130. Our telephone number is (513) 870-3530.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

        The following condensed financial data contains certain information concerning the consolidated financial position and results of operations of Peoples Community Bancorp. The data presented as of and for the three months ended December 31, 2003 and 2002 has been derived from unaudited financial statements prepared in accordance with instructions for Form 10-Q and is unaudited. However, in the opinion of management, all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the condensed financial statements has been included. The data presented for all of the years ended September 30, 1999 through 2003 has been derived from audited financial statements. The selected consolidated financial and other data does not purport to be complete and is qualified in its entirety by reference to the more detailed financial information, including the Consolidated Financial Statements and related notes, appearing in the Form 10-K/A included with this prospectus.

		At September 30,
Selected Consolidated Financial Condition Data:	At December 31, 2003
		2003	2002	2001	2000	1999(1)
	(In thousands)
Total assets	$822,548	$738,683	$581,632	$415,970	$320,620	$107,313
Cash and cash equivalents	14,574	10,023	26,637	14,595	4,627	5,183
Investment securities available for sale	2,286	2,156	1,231	1,364	8,211	3,650
Mortgage-backed securities available for sale	199,767	133,828	18,763	—	94,050	1,185
Loans receivable, net	565,646	554,351	504,012	377,727	196,485	94,551
Deposits	450,832	455,900	369,080	233,063	151,353	91,018
Advances from the Federal Home Loan Bank and other borrowed money	308,250	232,400	165,450	140,000	134,500	—
Stockholders' equity (2)	47,845	46,699	42,990	38,778	31,664	14,677
	Three Months Ended December 31,
			Year Ended September 30,
Selected Consolidated Operating Data:
	2003	2002	2003	2002	2001	2000	1999(1)
	(In thousands, except per share data)
Interest income	$9,873	$9,543	$37,169	$33,712	$25,897	$15,429	$7,872
Interest expense	4,812	4,833	18,072	15,598	15,543	10,091	4,581

Net interest income	5,061	4,710	19,097	18,114	10,354	5,338	3,291
Provision for losses on loans	900	1,051	4,198	5,265	2,449	156	175

Net interest income after provision for losses on loans	4,161	3,659	14,899	12,849	7,905	5,182	3,116
Other income	395	152	1,251	2,509	4,847	101	20
General, administrative and other expense	3,290	2,345	10,504	9,817	8,124	4,273	2,030

Earnings before income taxes	1,266	1,466	5,646	5,541	4,628	1,010	1,106
Federal income taxes	431	500	1,922	2,392	2,304	462	371

Net earnings	$835	$966	$3,724	$3,149	$2,324	$548	$735

Earnings per share
Basic	$.33	$.39	$1.51	$1.29	$1.08	N/A	N/A

Diluted	$.33	$.39	$1.48	$1.27	$1.08	N/A	N/A

        (Footnotes on following page)

	At or for the three months ended December 31,
			At or for the year ended September 30,
Key Operating Ratios: (3)
	2003	2002	2003	2002	2001	2000	1999(1)
Performance Ratios: (4)
Return on average assets	.42%	.64%	.59%	.67%	.65%	.26%	.70%
Return on average equity	7.10	8.85	8.28	8.09	6.46	2.41	5.14
Average interest-earning assets to average interest-bearing liabilities	104.54	106.31	105.83	107.27	110.13	110.39	115.48
Interest rate spread (5)	2.53	3.02	2.96	3.74	2.57	2.12	2.48
Net interest margin (5)	2.65	3.23	3.13	3.99	3.03	2.63	3.17
General, administrative and other expense to average assets	1.66	1.55	1.65	2.07	2.26	2.04	1.92
Asset Quality Ratios:
Nonperforming assets to total assets at end of period (6)	1.07%	.75%	1.16%	1.30%	.19%	.43%	1.01%
Allowance for loan losses to nonperforming loans at end of period	133.68	188.80	134.15	102.19	467.69	60.67	38.46
Allowance for loan losses to total loans at end of period	1.66	1.69	1.57	1.37	.87	.36	.42
Capital and Other Ratios:
Average stockholders' equity to average assets	5.94%	7.22%	7.07%	8.22%	10.00%	10.84%	13.54%
Tangible stockholders' equity to tangible assets	6.88	8.50	7.51	8.75	8.60	8.10	12.80
Total capital to risk-weighted assets	10.39	12.67	12.09	13.69	14.01	18.05	24.60

(1)
The information as of and for the fiscal year ended September 30, 1999, has previously been restated to reflect the effects of the merger with The Oakley Improved Building and Loan Company in March 2000.

(2)
Consists solely of retained earnings at September 30, 1999.

(3)
Information for the three months ended December 31, 2003 and 2002, has been annualized as appropriate.

(4)
All ratios are based on average monthly balances during the respective periods.

(5)
Interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average interest-earning assets.

(6)
Nonperforming assets consist of non-accrual loans, loans past due 90 days or more and still accruing interest and real estate acquired through foreclosure or by deed-in-lieu of foreclosure.

 MARKET FOR OUR COMMON STOCK

        The Company's common shares have been listed on the Nasdaq National Market since March 29, 2000, under the symbol "PCBI." Presented below are the high and low trading prices for the Company's common shares for the two years ended September 30, 2003 and the quarter ended December 31, 2003. Such prices do not include retail financial markups, markdowns or commissions.

Fiscal 2004	High	Low
Quarter ended:
December 31, 2003	$24.50	$20.44
Fiscal 2003	High	Low
Quarter ended:
September 30, 2003	$24.24	$21.50
June 30, 2003	25.25	20.51
March 31, 2003	22.90	20.88
December 31, 2002	23.50	20.95
Fiscal 2002	High	Low
Quarter ended:
September 30, 2002	$23.73	$19.90
June 30, 2002	22.73	20.05
March 31, 2002	20.80	18.75
December 31, 2001	20.70	15.50

        As of January 26, 2004, Peoples Bancorp had 2,522,088 common shares outstanding held of record by approximately    stockholders. The number of stockholders does not reflect the number of persons or entities who may hold stock in nominee or "street" name through brokerage firms or others. Peoples Bancorp did not declare or pay any dividends during the fiscal years ended September 30, 2003 or 2002 or the quarter ended December 31, 2003.

OUR DIRECTORS AND EXECUTIVE OFFICERS

        The following table sets forth the Company's directors and executive officers.

Name	Position with Peoples Community Bancorp and Principal Occupation
Directors:
Paul E. Hasselbring	Chairman of the Board
Jerry D. Williams	President and Chief Executive Officer
John L. Buchanan	President of Buchanan's Power Equipment Center, Inc.
James R. Van DeGrift	Trustee, Turtlecreek Township, Lebanon, Ohio
Thomas J. Noe	Treasurer and Executive Vice-President
John E. Rathkamp	Secretary and Chief Lending Officer
Nicholas N. Nelson	County Auditor, Warren County, Ohio
Donald L. Hawke	Retired
Executive Officers:
Teresa A. O'Quinn	Senior Vice President and Chief Financial Officer
Dennis J. Slattery	Senior Vice President and Chief Operating Officer
Jerry L. Boate	Senior Vice President and Director of Human Resources and Marketing
Lori M. Henn	Senior Vice President and Compliance Officer

RISK FACTORS

        Prospective investors should carefully consider the following risk factors in addition to other information set forth in this prospectus before making a decision to purchase shares of our common stock offered hereby.

If you do not exercise all of your rights, you may suffer significant dilution of your percentage ownership of our common stock.

        The rights offering is designed to enable each of our stockholders to acquire our stock at $20.00 per share and thereby maintain their relative proportionate voting and economic interest.

        To the extent that you do not exercise your rights and other stockholders purchase shares in the rights offering, your proportionate voting interest will be reduced, and the percentage that your original shares represent of our expanded equity after the exercise of the rights will be disproportionately diluted. Similarly, your voting and percentage ownership will be diluted if members of the general public subscribe and purchase shares of our common stock.

The market price for our common stock may decline due to the discount for the shares being offered.

        The subscription price represents a    % discount from the closing price of the common stock of the Company on the date hereof and could result in a reduction in the market price for the Company's common stock.

You may not revoke your decision to purchase our common stock after you send us your subscription.

        If you change your mind about exercising your rights or subscribing for shares of our common stock, you may not revoke or reduce the amount of your exercise or subscription after you send in your subscription forms and payment.

The price of our common stock may decline before or after the offering expires.

        The public trading price of our common stock may decline after you exercise your rights or subscribe for our common stock. If such a decline occurs, you will have committed to buy our common stock at a price above the prevailing market price, resulting in an immediate unrealized loss to you. Moreover, following your exercise of rights or subscription for shares of our common stock, you may not be able to sell your common stock at a price equal to or greater than the subscription price. Until certificates are delivered to you or until new shares are issued to you in book-entry form, which will not occur until after the closing of this offering, you may not be able to sell the common stock you purchase in this offering. Certificates representing our common stock purchased by you will be delivered and book-entry issuances will be completed as soon as practicable after the expiration of this offering.

Our loan portfolio includes loans with a higher risk of loss.

        In recent years, we have significantly increased multi-family residential loans, nonresidential real estate and land loans, construction loans, commercial loans and consumer loans, both in terms of dollar amounts and as a percentage of our loan portfolio. We intend to continue to grow our portfolio of these types of loans. These loan types complement our single-family loans, diversify our loan portfolio and are expected to increase our yield on interest-earning assets. These loans have a higher risk of default and loss than single-family residential mortgage loans. The aggregate amount of these loans has increased to $391.2 million, or 70.6% of the net loan portfolio at September 30, 2003, compared to $57.8 million, or 29.4% of the net loan portfolio at September 30, 2000. Single-family residential loans have decreased from 78.2% of the net loan portfolio at September 30, 2000 to 41.6% of the net loan portfolio at September 30, 2003. Construction and land development loans and commercial real estate loans all generally have a higher risk of loss than single-family residential mortgage loans because repayment of the loans often depends on the successful operation of a business or the underlying property. Our commercial loans consist primarily of unsecured lines of credit for working capital purposes and, to a lesser extent, loans secured by business equipment. This type of lending is considered to have a higher risk of loss due to the dependence on the underlying business and the unsecured nature of our lines of credit. Consumer loans also are considered to involve greater risk of default than single-family residential mortgage loans because they often are secured by rapidly depreciating assets or are unsecured.

Market rates of interest could hurt profitability.

        Market rates of interest are at historically low levels. The low levels of market rates of interest generally have reduced the yields earned by financial institutions, including Peoples Community Bank, on interest-earning assets such as loans and investment securities. Peoples Community Bank's average yield on its interest-earning assets was 6.09% during the year ended September 30, 2003 compared to 7.43% for the year ended September 30, 2002. In addition, many institutions, including Peoples Community Bank, have experienced a narrowing or "compression" of their interest rate spread, which is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities, and net interest margin, the net interest income as a percentage of average interest-earning assets. This compression has occurred since the yields on our interest-earnings assets have adjusted downward more rapidly than the rate on our interest-bearing liabilities. Further reductions in market rates of interest would be expected to further narrow the interest rate spread. Peoples Community Bank's interest rate spread was 2.96% for the year ended September 30, 2003 compared to 3.74% for the year ended September 30, 2002. Peoples Community Bank's net interest margin was 3.13% for the year ended September 30, 2003 compared to 3.99% for the year ended September 30, 2002.

Our concentration of loans may create a greater risk of loan defaults and losses.

        At December 31, 2003, the preponderance of Peoples Community Bank's total loans were to individuals and/or secured by real estate located in the greater Cincinnati metropolitan area. Peoples Community Bank's loan diversification outside of the greater Cincinnati metropolitan area was insignificant at such date. As a result, we may have a greater risk of loan defaults and losses in the event of an economic downturn in our primary market area.

We may not be able to maintain our historical growth rate, which may adversely impact our results of operations and financial condition.

        We have grown substantially in the past few years from $320.6 million in total assets at September 30, 2000 to $822.5 million in total assets at December 31, 2003. This growth has been achieved through a combination of internal growth and acquisitions. Our future profitability will depend in part on our continued ability to grow. In recent years, we have incurred additional expenses to hire additional employees and upgrade our management information systems to build an infrastructure to support our future growth. We may not be able to sustain our historical rate of growth or may not even be able to grow at all. We may not be able to obtain the financing necessary to fund additional growth and may not be able to find suitable candidates for acquisition. Various factors, such as economic conditions, regulatory considerations and competition, may impede or prohibit our opening of new branch offices. If we experience a significant decrease in our historical rate of growth, our results of operations and financial condition may be adversely affected due to existing and projected levels of operating costs.

The issuance of new shares of our common stock will dilute our earnings per share.

        We are offering up to 1,365,674 shares of authorized but unissued common stock. The issuance of any shares in this offering will increase the number of our outstanding shares and, as a result, will dilute our earnings per share and may negatively impact our stock price.

Although publicly traded, our common stock has substantially less liquidity than the average trading market for a stock quoted on the Nasdaq National Market, and our price may fluctuate in the future.

        Although our common stock is listed for trading on the National Market of the Nasdaq Stock Market, the trading market in our common stock has substantially less liquidity than the average trading market for companies quoted on the Nasdaq National Market. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of our common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Although we believe that this offering will improve the liquidity of the market for our common stock, no assurance can be given that the offering will increase the volume of trading in our common stock.

        The market price of our common stock may fluctuate in the future, and these fluctuations may be unrelated to our performance. General market price declines or overall market volatility in the future could adversely affect the price of our common stock, and the current market price may not be indicative of future market prices.

Our benefit plans will be dilutive.

        At our annual meeting of stockholders held on February 4, 2004, our stockholders approved a stock recognition and retention plan and a stock option plan. We intend to reserve authorized but unissued shares for the stock recognition plan and the option plan in an amount equal to approximately 2.4% of our currently outstanding shares for the stock recognition plan and 6.0% of our currently outstanding shares for the stock option plan. If all of the 1,365,674 shares are purchased in this offering and the shares for the stock recognition plan and stock option plan are issued from authorized but unissued stock, and all options are exercised, the ownership percentage of our outstanding shares after this offering could be diluted by 1.5% and 3.9%, respectively.

Our employee stock benefit plans will increase our costs.

        Our employee stock ownership plan will purchase 150,000 shares of common stock sold in the offering, with funds borrowed from us. The cost of acquiring the employee stock ownership plan shares will be $3.0 million. We will record annual employee stock ownership plan expenses in an amount equal to the fair value of shares committed to be released to employees. If shares of common stock appreciate in value over time, compensation expense relating to the employee stock ownership plan will increase. At our annual meeting of stockholders held on February 4, 2004, our stockholders approved a stock recognition and retention plan and a stock option plan. Our officers, employees and directors could be awarded, at no cost to them, under the stock recognition and retention plan, up to an aggregate of 2.4% of the shares presently outstanding. The amount of compensation expense will be based on the fair market value of the common stock at the date of grant to recipients and the amount is expensed over the vesting period of the award. The vesting of awards will increase our compensation expense. In addition, the vesting of stock options will increase our compensation expense.

FORWARD-LOOKING STATEMENTS

        The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by us or on our behalf. The presentations, and certain of the other disclosures in this prospectus, including any statements preceded by, followed by or which include the words "may," "could," "should," "will," "would," "hope," "might," "believe," "expect," "anticipate," "estimate," "intend," "plan," "assume" or similar expressions or the negative thereof constitute forward-looking statements.

        These forward-looking statements, implicitly and explicitly, include the assumptions underlying the statements and other information with respect to our beliefs, plans, objectives, goals, expectations, anticipations, estimates, intentions, financial condition, results of operations, future performance and business, including our expectations and estimates with respect to our revenues, expenses, earnings, return on equity, return on assets, efficiency ratio, asset quality and other financial data and capital and performance ratios.

        Although we believe that the expectations reflected in our forward-looking statements are reasonable, these statements involve risks and uncertainties which are subject to change based on various important factors (some of which are beyond our control). The following factors, among others, could cause our financial performance to differ materially from our goals, plans, objectives, intentions, expectations, and other forward-looking statements:

  •
  the strength of the United States economy in general and the strength of the regional and local economies in which we conduct operations;

  •
  the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System;

  •
  inflation, interest rate, market and monetary fluctuations;

  •
  our ability to successfully integrate the assets, liabilities, customers, systems and management we acquire or merge into our operations;

  •
  our timely development of new products and services to a changing environment, including the features, pricing and quality compared to the products and services of our competitors;

  •
  the willingness of users to substitute competitors' products and services for our products and services;

  •
  the impact of changes in financial services policies, laws and regulations, including laws, regulations and policies concerning taxes, banking, securities and insurance, and the application thereof by regulatory bodies;

  •
  technological changes;

  •
  changes in consumer spending and savings habits;

  •
  regulatory or judicial proceedings; and

  •
  the other risks set forth under "Risk Factors" beginning on page 13.

        If one or more of the factors affecting our forward-looking information and statements proves incorrect, then our actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this prospectus. Therefore, we caution you not to place undue reliance on our forward-looking information and statements.

        We do not intend to update our forward-looking information and statements, whether written or oral, to reflect change. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

USE OF PROCEEDS

        The net proceeds from the offering are estimated to be approximately $26.4 million after the payment of expenses associated with the offering and assuming the offering is fully subscribed. We believe that current market conditions make this a favorable time to undertake the offering. The net proceeds will increase the regulatory capital of Peoples Community Bank and will position us for future internal growth and possible acquisitions of other financial institutions or their assets and related liabilities. We frequently evaluate acquisition opportunities and from time to time enter into discussions regarding possible acquisitions. However, we do not have any specific plans, arrangements, agreements or understandings with any other person for any acquisitions at the current time.

        We intend to invest at least 50% of the net proceeds in Peoples Community Bank, where such proceeds would be available for general corporate purposes, including funding of Peoples Community Bank's lending and investment activities as well as Peoples Community Bank's continued branch expansion. Any investment in Peoples Community Bank will also increase the Bank's regulatory capital. Pending such uses, the net proceeds will be invested in a variety of short-term assets, including federal funds, interest-bearing deposits in other banks and similar investments or be used to temporarily reduce short-term borrowings.

WE INTEND TO PAY QUARTERLY CASH DIVIDENDS

        If we complete this offering, we intend to pay quarterly cash dividends on the common stock at an initial quarterly rate of $0.15 per share, commencing with the quarter ending June 30, 2004. However, the rate of such dividends and the initial or continued payment thereof will depend upon a number of factors, including the amount of net proceeds retained by us in the offering, investment opportunities available to us, capital requirements, our financial condition and results of operations, tax considerations, statutory and regulatory limitations, and general economic conditions. No assurances can be given that any dividends will be paid or that, if paid, will not be reduced or eliminated in future periods.

PROPOSED MANAGEMENT PURCHASES

        The following table sets forth, for each of our directors and executive officers and for all of the directors and executive officers as a group, certain information about their current ownership and their proposed purchases of common stock.

	Current Ownership(1)			Proposed Purchase
Name	Number of Shares		Percent	Number of Shares	Amount		Pro Forma Percentage Ownership(2)
Directors:
Paul E. Hasselbring	35,258	(3)(4)	1.4%	2,500	$50,000.97%
Jerry D. Williams	90,222	(5)	3.6	10,000	200,000		2.58
John L. Buchanan	37,258	(3)(6)	1.5	2,500	50,000		1.05
Donald L. Hawke	20,258	(3)	*	2,500	50,000.62
Nicholas N. Nelson	16,258	(3)(7)	*	1,000	20,000.44
James R. Van DeGrift	25,358	(3)(8)	1.0	2,500	50,000.75
Thomas J. Noe	154,310	(9)	6.1	76,250	1,525,000	(13)	5.93
John E. Rathkamp	31,232	(10)	1.2	3,000	60,000.88
Other Executive Officers:
Jerry Boate	11,110	(11)	*	3,000	60,000.36
Dennis J. Slattery	24,685	(12)	1.0	2,000	40,000.69
All Directors and Executive Officers of the Company as a group (12 persons)	467,584		18.4	108,750	$2,175,000		14.72%

*
Represents less than 1% of the outstanding stock.

(1)
As of December 24, 2003. Based upon filings made pursuant to the Securities Exchange Act of 1934 and information provided by each of the individuals. Shares of Company common stock are deemed to be beneficially owned by a person if he or she directly or indirectly has or shares (i) voting power, which includes the power to vote or to direct the voting of the shares, or (ii) investment power, which includes the power or to direct the disposition of the shares. Unless otherwise indicated, the named beneficial owner has sole voting and dispositive power with respect to the shares.

(2)
Based upon the sale of 1,365,674 shares.

(3)
Includes options to purchase 3,676 shares of our common stock for each of Messrs. Hasselbring, Buchanan, Hawke, Nelson and Van DeGrift which may be exercised within 60 days of the record date.

(4)
Includes 30,000 shares held in the Paul E. Hasselbring Trust.

(5)
Includes 27,300 shares held in Mr. Williams' individual retirement account, 4,500 shares held by Mr. Williams for the benefit of his daughter, 4,918 shares which have been allocated to Mr. Williams' account in our employee stock ownership plan and options to purchase 1,776 shares of our common stock which may be exercised within 60 days of the record date.

(6)
Includes 5,400 shares held in Mr. Buchanan's individual retirement account, 4,100 shares held by Mr. Buchanan's spouse in her individual retirement account, 20,500 shares held in the Buchanan Family Trust and 2,000 shares held by Buchanan's Power Equipment Center, Inc., a company of which Mr. Buchanan is the president.

(7)
Includes 11,000 shares held jointly with Mr. Nelson's wife and 500 shares held jointly with Mr. Nelson's son.

(8)
Includes 20,000 shares held jointly with Mr. Van DeGrift's wife and 100 shares held by Mr. Van DeGrift for the benefit of his grandchildren.

(9)
Includes 54,395 shares held in Mr. Noe's individual retirement account, 7,000 shares held by Mr. Noe's spouse, 3,860 shares which have been allocated to Mr. Noe's account in our employee stock ownership plan and options to purchase 1,332 shares of our common stock which may be exercised within 60 days of the record date.

(10)
Includes 16,859 shares held in Mr. Rathkamp's individual retirement account, 1,800 shares held by Mr. Rathkamp's spouse in her individual retirement account, 3,558 shares which have been allocated to Mr. Rathkamp's account in our employee stock ownership plan and options to purchase 1,020 shares of our common stock which may be exercised within 60 days of the voting record date.

(11)
Includes 7,440 shares held in Mr. Boate's individual retirement account, 2,650 shares which have been allocated to Mr. Boate's account in our employee stock ownership plan and options to purchase 1,020 shares of our common stock which may be exercised within 60 days of the voting record date.

(12)
Includes 1,800 shares held jointly with Mr. Slattery's wife, 180 shares held jointly with Mr. Slattery's child, 13,932 shares held in Mr. Slattery's individual retirement account, 3,592 shares which have been allocated to Mr. Slattery's account in our employee stock ownership plan and options to purchase 1,332 shares of common stock which may be exercised within 60 days of the record date.

(13)
To the extent shares of common stock are available, Mr. Noe may purchase up to 9.9% of the pro forma outstanding shares of common stock. Based on Mr. Noe's current beneficial ownership and assuming the sale of all of the 1,365,674 shares of common stock offered, Mr. Noe could purchase up to an additional 221,727 shares, or $4.35 million.

DETERMINATION OF SUBSCRIPTION PRICE

        In determining the price at which a share of common stock may be purchased, the Board of Directors considered several factors, including the historic and current market price of the common stock, our business prospects, our recent and anticipated operating results, alternatives available to us for raising capital, the amount of proceeds desired, the pricing of similar transactions, the liquidity of our common stock and the desire to offer shares at a price that would be attractive to our stockholders and other investors relative to the current trading price of our common stock.

        On            , 2004, the last reported sales price of our common stock on Nasdaq was $    per share. We will not list the rights on Nasdaq or any exchange.

THE OFFERING

The Rights

  •
  Only holders of record of our common stock at the close of business on the record date may exercise rights. You are a record holder only if your name is registered as a common stockholder as of the record date. As of January 26, 2004, the record date, we had outstanding 2,431,348 shares of our common stock excluding 90,740 shares held by our employee stock ownership plan. Because we have granted one right for every two shares held on the record date, excluding shares held by the employee stock ownership plan, we granted in the aggregate 1,215,674 rights.

  •
  The record date is January 26, 2004.

  •
  We are conducting this rights offering of 1,365,674 shares of our common stock, which includes 150,000 shares that will be purchased by our employee stock ownership plan. If, as of January 26, 2004, you held shares of our common stock, we have granted you one non-transferable right for every two shares of common stock held on the record date. We will not distribute any fractional subscription rights but will round the number of subscription rights you receive up to the nearest whole number.

  •
  In addition, we are providing stockholders that exercise all of their basic subscription privileges with the opportunity to purchase those shares that are not purchased by other stockholders through the exercise of their basic subscription. If sufficient shares are available, we will seek to honor the oversubscription requests in full. If the oversubscription requests exceed the number of shares available, we will allocate the available shares pro rata among those who oversubscribed based on each rightholder's percentage ownership of shares of our common stock as of January 26, 2004 compared to the total ownership of all rightsholders participating in the oversubscription round, or, if less, the number of shares for which you oversubscribed.

  •
  Each right will entitle you to purchase one share of common stock for $20.00 per share.

  •
  Rights are nontransferable.

  •
  If your common stock is held in a brokerage, bank or other custodial or nominee account, you should promptly send the subscription agreement to your broker or other person holding your stock to exercise your rights. Your broker or other person holding your stock is the record holder and will have to act on your behalf for you to exercise your rights. We have asked the brokers and other nominee holders of our common stock to contact you to obtain your subscription agreement concerning the rights you are entitled to exercise.

Subscription Price

        The subscription price for the common stock in the offering is $20.00 per share.

When the Offering Expires

        The offering expires at 5:00 p.m., Eastern Time, on            , 2004. After the expiration date, no one can exercise rights or subscribe for shares.

        To exercise rights or subscribe for shares in a timely manner, we must actually receive before the expiration date your properly executed and completed subscription agreement, together with full payment for all shares you wish to purchase.

How to Exercise Your Rights or Subscribe for Shares of Our Common Stock

        You should read carefully the subscription agreement and other forms and related instructions that accompany this prospectus. You should promptly call us with any questions you may have regarding how to exercise your rights.

        You may exercise your rights by delivering to us before the expiration time:

  •
  the properly completed and executed subscription agreement that evidence your rights or your subscription for shares of our common stock, and

  •
  payment of the purchase price in full for each share of common stock you wish to purchase.

        All subscription agreements, payments of the purchase price, nominee holder certifications, and notices of guaranteed delivery must be delivered to us at the address below:

Peoples Community Bancorp, Inc.
6100 West Chester Road
P.O. Box 1130
West Chester, Ohio 45071-1130
Attn: Stock Center

How You Should Pay When You Exercise Your Rights or Subscribe for Shares of Our Common Stock

        To timely exercise your rights or subscribe for shares of our common stock, we must receive the purchase price before the expiration time in the form of:

  •
  a certified or cashier's check or bank draft drawn upon a U.S. bank, or a U.S. postal money order, payable to the Peoples Community Bancorp, Inc. Stock Offering;

  •
  a personal check payable to the Peoples Community Bancorp, Inc. Stock Offering that must have cleared payment;

  •
  an authorization of withdrawal from deposit accounts maintained with Peoples Community Bank; or

  •
  a wire transfer of funds to the account maintained by us for this offering at:

Peoples Community Bank
ABA #242070791
Further Credit—Peoples Community Bancorp, Inc.
Stock Offering
Acct. # 1842003271
For Benefit of

        Funds paid by uncertified personal check may take at least five business days to clear. If you pay the purchase price by means of an uncertified personal check, you should make payment sufficiently in advance of the expiration date to ensure that your check actually clears and we receive your payment before that time. We are not responsible for any delay in payment by you. We recommend that you consider payment by means of a certified or cashier's check, money order or wire transfer of funds.

        If a subscriber authorizes Peoples Community Bank to withdraw the amount of the purchase price from his deposit account, Peoples Community Bank will do so as of the date of receipt of such authorization. Peoples Community Bank will waive any applicable penalties for early withdrawal from certificate accounts. If the remaining balance in a certificate account is reduced below the applicable minimum balance requirement at the time that the funds actually are transferred under the authorization, the certificate will be canceled at the time of the withdrawal, without penalty, and the remaining balance will earn interest at the passbook rate.

Incomplete Forms and Insufficient or Excess Payments

        If you do not indicate the number of rights being exercised or shares being subscribed for, or do not forward sufficient payment for the number of rights that you indicate are being exercised or the shares being purchased, then we are entitled to accept the subscription forms and payment for the maximum number of rights that may be exercised or shares purchased based on the actual payment delivered. We will return any payment not applied to the purchase of shares under these procedures to those who made these payments as soon as practicable by mail without interest.

Instructions to Nominee Holders

        If you are a broker, trustee or depository for securities or other nominee holder of common stock for beneficial owners of the common stock, we request you contact the beneficial owners as soon as possible to obtain instructions and related certifications concerning their rights. We have included along with this prospectus a suggested form of letter of instructions from nominee holders to beneficial owners. Our request is discussed further in that form.

        If instructed by beneficial owners, nominee holders should complete appropriate subscription agreements on behalf of those owners and submit the agreement on a timely basis to us with the proper payment. Nominee holders bear the risk of loss on delivery of rights exercise agreements and payments. Nominee holders bear all risk of the method of delivery to us of subscription agreement and payments of the purchase price.

        If you send subscription agreements and payments by mail, we urge you to allow a sufficient number of days to ensure delivery to us and clearance of payment before the expiration time.

        Because uncertified personal checks may take at least five business days to clear, we strongly urge you to pay, or arrange for payment, by means of certified or cashier's check, money order or wire transfer of funds.

We Resolve All Procedural and Other Questions

        We will resolve all questions concerning the timeliness, validity, form and eligibility of any exercise of rights or subscription for our common stock. Our resolution will be final and binding. We may, in our sole discretion, waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine, or reject the purported exercise of any right or subscription for our common stock because of any defect or irregularity.

        We will not consider subscription agreements as received or accepted until we have waived or you have cured all irregularities within the time period we determine in our sole discretion. We do not have any duty to notify you of any defect or irregularity in your submission of subscription agreements or any other required documents. We will not incur any liability for failure to notify you of any defect or irregularity. We reserve the right to reject your exercise of rights or subscription for our common stock if it does not comply with the terms of this offering or is not in proper form.

If You Have Any Questions or Need Assistance Concerning Exercising Your Rights or Subscribing for Shares of Our Common Stock

        If you have any questions or requests for assistance concerning the method of exercising your rights or subscribing for shares of our common stock, or if you need additional copies of this prospectus, please contact Keefe, Bruyette & Woods, Inc., our Information Agent for this rights offering, at toll free (877) 298-6520. In addition, you may contact us at Peoples Community Bancorp, Inc., 6100 West Chester Road, P.O. Box 1130, West Chester, Ohio 45071-1130 telephone: (513) 870-3530, attention: Thomas J. Noe, Executive Vice President. You will not pay any fees for your questions or requests for assistance or documents.

You Cannot Revoke Your Exercise of Rights or Subscription for Shares of Our Common Stock

        Once you have exercised your rights or subscribed for shares of our common stock, you may not revoke or change your exercise or subscription.

Foreign and Unknown Addresses

        We are not mailing subscription exercise agreements to participants whose addresses are outside the United States or who have an APO or FPO address. In those cases, we will hold the subscription agreements for these foreign participants. To exercise their rights, these foreign participants must notify us prior to 5:00 p.m., Eastern Time, on             , 2004. At that time, if a foreign participant has not given any other instructions, we will terminate the participant's rights so the rights will be available to other stockholders pursuant to oversubscription privileges.

We Will Not Make Adjustments to Outstanding Stock Options

        We will not, as a result of this offering, adjust the option price of any option reserved for issuance under our stock option plan for employees and other eligible participants.

Amendment, Extension and Withdrawal

        We may amend, withdraw or terminate this offering at any time at our discretion.

Issuance of Stock Certificates

        Separate certificates evidencing the rights will not be issued. We will issue stock certificates for common stock purchased in this offering promptly after the expiration date. If you exercise rights or subscribe for shares of our common stock, you will have no rights as a stockholder of those shares you purchased until we issue you stock certificates representing the shares you purchased. We will register shares purchased by your exercise of rights in the name of the person exercising the rights. Similarly, we will register shares purchased by investors in the name of the person subscribing for our shares of common stock.

Federal Income Tax Consequences

        General.    This section discusses federal income tax consequences of rights distributed in this offering to beneficial owners of our common stock. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury regulations promulgated thereunder, judicial authority, and current administrative rulings and practice, all of which are subject to change prospectively or retroactively.

        This discussion is limited to U.S. taxpayers who hold our common stock and any common stock acquired upon exercise of the rights as capital assets (generally property held for investment within the meaning of Section 1221 of the Code). This discussion does not include any tax consequences under state, local and foreign law. Financial institutions, broker-dealers, nominee holders of our stock, life insurance companies, tax-exempt organizations and possibly other types of taxpayers may be subject to special provisions of the tax law or subject to other tax considerations not discussed below.

        Distribution of Rights to Holders of the Common Stock.    You will not recognize taxable income upon the receipt of the rights.

        Tax Basis of Rights Distributed to the Holders of the Common Stock.    The tax basis of rights distributed to a holder of the common stock should be zero, unless either (i) the fair market value of the rights, on the date of distribution, is 15% or more of the fair market value (on the date of distribution) of the common stock held as of that time or (ii) the holder elects, with his or her federal income tax return for this year, to allocate the tax basis of such common stock to the rights. In such case, the tax basis in the common stock should be allocated between the stock and the rights in proportion to the fair market value of each as of the date of the rights distribution.

        Exercise of the Rights; Tax Basis And Holding Period of the Common Stock.    You will not recognize gain or loss upon exercise of your rights. Your tax basis in the common stock acquired through your exercise of rights will be equal to the sum of the purchase price for the common stock acquired by exercise of the rights and your basis in the rights (if any). The holding period for this common stock will begin on the date you exercise the rights.

        Expiration of Rights.    If the rights we are distributing to you expire unexercised, you will not recognize any gain or loss, the rights will be treated as having no basis, and no adjustment will be made to the basis of your common stock.

        Sale of Shares.    If you exercise rights and acquire shares of our common stock, you generally should recognize gain or loss upon the sale of the shares in an amount equal to the difference between the amount realized and your basis in the shares. Gain or loss from an asset held more than one year will generally be taxable as long-term capital gain or loss.

        YOU SHOULD CONSULT YOUR OWN TAX ADVISORS REGARDING THE CONSEQUENCES OF THE RIGHTS OFFERING TO YOUR PARTICULAR TAX SITUATION, INCLUDING STATE, FOREIGN AND LOCAL INCOME AND OTHER TAX LAWS.

PLAN OF DISTRIBUTION

        The common stock offered hereby is being offered by us pursuant to the issuance of rights directly to holders of shares of common stock on the record date. In addition, we are offering our common stock to members of the general public to whom a copy of this prospectus is delivered. Jerry D. Williams, the President and Chief Executive Officer, and Thomas J. Noe, the Executive Vice President and Treasurer, may solicit responses from stockholders and members of the general public to whom a copy of this prospectus is delivered, but such individuals will not receive any commissions or compensation for such services other than their normal employment compensation. Keefe, Bruyette & Woods, the Information Agent for this offering, may solicit responses from stockholders and members of the general public to whom a copy of this prospectus is delivered. As set forth below, we have agreed to pay Keefe, Bruyette for their services. All stockholders and prospective purchasers are to send payment directly to us, where the funds will be held in a segregated savings account and not released until the offering is completed or terminated.

INFORMATION AGENT

        To assist in the marketing of our common stock, we have retained Keefe, Bruyette & Woods, Inc., which is a broker-dealer registered with the National Association of Securities Dealers, Inc. We have entered into a Sales Agency Agreement with Keefe, Bruyette & Woods regarding the engagement. Keefe, Bruyette & Woods was appointed because of its general experience in the financial services industry and because of its experience in transactions involving stockholder rights offerings and community offerings.

        Keefe, Bruyette & Woods has provided advice to us regarding the structure of the offering and marketing the shares of common stock to be issued in the offering. Keefe, Bruyette & Woods will use its best efforts to solicit subscriptions for shares of common stock in the offering. Keefe, Bruyette & Woods is not obligated to purchase any shares of common stock in the offering.

        Keefe, Bruyette & Woods has not prepared any report or opinion constituting a recommendation or advice to us or our stockholders, nor have they prepared an opinion as to the fairness of the subscription price or the terms of the offering to us or our stockholders. Keefe, Bruyette & Woods expresses no opinion and makes no recommendation to holders of rights as to whether such holders should exercise their rights. Keefe, Bruyette & Woods also expresses no opinion as to the prices at which shares to be distributed in connection with the offering may trade if and when they are issued or at any future time.

        As compensation for its services, we have agreed to pay Keefe, Bruyette & Woods a cash fee in the following amount:

  (a)
  one percent (1%) of any gross proceeds from the sale of our common stock to the directors, executive officers and employees of the Company or any of our subsidiaries, to any benefit plan of the Company or any of our subsidiaries, and to any current stockholders of the Company;

  (b)
  three percent (3%) of any gross proceeds from the sale of shares to persons who are not directors, executive officers, employees or current stockholders of the Company and who are not clients of Keefe, Bruyette & Woods; and

  (c)
  five percent (5%) of any gross proceeds from the sale of our common stock to clients of Keefe, Bruyette & Woods who are not directors, executive officers, employees or current stockholders of the Company.

        In connection with our engagement of Keefe, Bruyette & Woods, we have agreed to indemnify them against certain liabilities arising out of their engagement or, in the event indemnification is unavailable, to contribute payments that Keefe, Bruyette & Woods may be required to make in respect of such liabilities.

DESCRIPTION OF CAPITAL STOCK

General

        Our articles of incorporation provide for the authority to issue up to 15,000,000 shares of common stock and 1,000,000 shares of preferred stock. As of March     , 2004, 2,522,088 shares of common stock were issued and outstanding and no shares were held as treasury stock. Each share of our common stock has the same relative rights as, and is identical in all respects with, each other share of our common stock. All outstanding shares of common stock, and the shares offered hereby (upon payment of the subscription price), are fully paid and nonassessable.

        Our common stock represents nonwithdrawable capital, is not an account of an insurable type and is not insured by the Federal Deposit Insurance Corporation or any other governmental authority.

Common Stock

        Dividends.    We can pay dividends if, as and when declared by our board of directors, subject to compliance with limitations which are imposed by law. The holders of our common stock are entitled to receive such dividends as may be declared by our board of directors out of funds legally available for such dividends. If we issue preferred stock, the holders of the preferred stock may have a priority over the holders of the common stock with respect to dividends.

        Voting Rights.    The holders of our common stock possess exclusive voting rights in the Company. They elect our board of directors and act on such other matters as are required to be presented to them under Maryland law or our articles of incorporation or as are otherwise presented to them by the board of directors. Each holder of our common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. If we issue preferred stock, holders of the preferred stock may also possess voting rights.

        Liquidation.    In the event of any liquidation, dissolution or winding up of the Company, the holders of the then-outstanding shares of our common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of our assets available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of common stock in the event of liquidation or dissolution.

        Preemptive Rights.    Holders of our common stock are not entitled to preemptive rights with respect to any shares that may be issued in the future. Our common stock is not subject to redemption.

Preferred Stock

        None of the shares of our authorized preferred stock has been issued. Such stock may be issued with such preferences and designations as the board of directors may from time to time determine. The board of directors can, without shareholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights which could dilute the voting strength of the holders of our common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

Transfer Agent and Registrar and Exchange Agent

        The transfer agent and registrar and exchange agent for our common stock is Registrar and Transfer Company.

LEGAL MATTERS

        The legality of the common stock is being passed upon for us by Elias, Matz, Tiernan & Herrick L.L.P., 734 15th Street, N.W., Washington, D.C. 20005.

EXPERTS

        The consolidated financial statements of Peoples Community Bancorp, Inc. as of September 30, 2003 and September 30, 2002, and for each of the years in the three-year period ended September 30, 2003, have been incorporated by reference into this prospectus in reliance upon the report of Grant Thornton LLP independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

1,365,674 SHARES

COMMON STOCK

PROSPECTUS

KEEFE, BRUYETTE & WOODS, INC.

                                , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

        The following table sets forth costs and expenses of the sale and distribution of the securities being registered. All amounts except the Securities and Exchange Commission filing fee are estimates.

SEC filing fee	$2,210
NASD fee	3,232
Printing, postage and mailing expenses	50,000
Legal fees and expenses	45,000
Accounting fees and expenses	15,000
Miscellaneous expenses	9,558

Total	$125,000

        In addition to the foregoing expenses, Keefe, Bruyette & Woods ("KBW") will receive fees based on the number of shares of common stock of Peoples Community Bancorp, Inc. (the "Corporation") sold in the offering, plus reimbursement of expenses. Fees will range from: one percent (1%) of the gross proceeds from the sale of common stock to the Corporation's or its subsidiaries' directors, executive officers, employees or any benefit plans and current stockholders; five percent (5%) of the gross proceeds from sales of common stock to clients of KBW; and three percent (3%) of the gross proceeds from sales of common stock to all other persons.

Item 15.  Indemnification of Directors and Officers.

        The Registrant's Articles of Incorporation provide that the Registrant may indemnify and advance expenses to its currently acting and its former directors to the fullest extent permitted by the Maryland General Corporation Law, and that the Registrant may indemnify and advance expenses to its officers to the same extent as its directors and to such further extent as is consistent with law. The Maryland General Corporation Law provides that a corporation may indemnify any director made a party to any proceeding by reason of service in that capacity unless it is established that: (1) the act or omission of the director was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty, or (2) the director actually received an improper personal benefit in money, property or services, or (3) in the case of any criminal proceeding, the director had reasonable cause to believe that the act or omission was unlawful. The statute permits Maryland corporations to indemnify its officers, employees or agents to the same extent as its directors and to such further extent as is consistent with law.

        The Registrant's Articles of Incorporation provide that, to the fullest extent limitations on the liability of directors and officers are permitted by the Maryland General Corporation Law, no director or officer of the Registrant shall have any liability to the Registrant or its stockholders for monetary damages. The Maryland General Corporation Law provides that a corporation's articles of incorporation may include a provision which restricts or limits the liability of its directors or officers to the corporation or its stockholders for money damages except: (1) to the extent that it is proved that the person actually received an improper benefit or profit in money, property or services, for the amount of the benefit or profit in money, property or services actually received, or (2) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. In situations to which the Articles of Incorporation provision applies, the remedies available to the Registrant or a stockholder are limited to equitable remedies such as injunction or rescission. This provision would not, in the opinion of the Commission, eliminate or limit the liability of directors and officers under the federal securities laws.

Articles 9 of the Registrant's Articles of Incorporation provides as follows:

Article 9.    Indemnification, Etc. of Directors, Officers, Employees and Agents.

        A.    Indemnification.    The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, including actions by or in the right of the Corporation, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of the Corporation or any predecessor of the Corporation, or who, while acting as such, is or was serving at the request of the Corporation or any predecessor of the Corporation as a director, officer, partner, trustee, employee or agent of another corporation (foreign or domestic), partnership, joint venture, trust, other enterprise or employee benefit plan, against expenses (including attorney's fees), judgments, fines, excise taxes and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding to the full extent authorized by Section 2-418 of the MGCL, excluding paragraph (g) thereof.

        B.    Advancement of Expenses.    Reasonable expenses incurred by a director, officer, employee or agent of the Corporation in defending a civil or criminal action, suit or proceeding described in Section A of this Article 9 shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors only upon receipt by the Corporation of (i) a written affirmation by the person of such person's good faith belief that the standard of conduct necessary for indemnification by the Corporation under Section A of this Article 9 has been met and (ii) a written undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that the applicable standard of conduct has not been met or the person is not otherwise entitled to be indemnified by the Corporation.

        C.    Other Rights and Remedies.    The indemnification provided by this Article 9 shall not be deemed to exclude any other rights to which those seeking indemnification or advancement of expenses may be entitled under Section 2-418(g) of the MGCL, both as to actions in their official capacity and as to actions in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person, provided that no indemnification shall be made to or on behalf of an individual if a judgment or other final adjudication establishes that his acts or omissions relate to matters for which the liability of directors and officers cannot be restricted or limited under Section 2-405.2 of the MGCL.

        D.    Insurance.    Upon resolution passed by the Board of Directors, the Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or who, while acting as such, was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of another corporation (foreign or domestic), partnership, joint venture, trust, other enterprise or employee benefit plan, against any liability asserted against and incurred by him in any such capacity or arising out of his position, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article or the Bylaws of the Corporation.

        E.    Security Fund; Indemnity Agreements.    By action of the Board of Directors (notwithstanding their interest in the transaction), the Corporation may create and fund a trust fund or fund of any nature, and may enter into agreements with its directors, officers, employees and agents for the purpose of securing or insuring in any manner its obligation to indemnify or advance expenses provided for in this Article 9.

        F.    Modification.    The duties of the Corporation to indemnify and to advance expenses to any persons as provided in this Article 9 shall be in the nature of a contract between the Corporation and each such person, and no amendment or repeal of any provision of this Article 9 shall alter, to the detriment of such person, the right of such person to the advance of expenses or indemnification related to a claim based on an act or failure to act which took place prior to such amendment or repeal.

Item 16. Exhibits.

        The exhibits filed as a part of this registration statement are as follows:

Exhibit No.	Description of Exhibit
1.0	Form of Sales Agency Agreement*
4.0	Form of Stock Certificate of Peoples Community Bancorp, Inc.*
5.0	Opinion of Elias, Matz, Tiernan & Herrick L.L.P. re: legality*
23.1	Consent of Elias, Matz, Tiernan & Herrick L.L.P. (Included in Exhibit 5.0, opinion of Elias, Matz, Tiernan & Herrick LLP)*
23.2	Consent of Grant Thornton LLP
24.0	Powers of Attorney (Included on signature page of this registration statement)
99.1	Form of Subscription Certificate*
99.2	Instructions on Use of Subscription Certificate*
99.3	Form of Letter to Stockholders*
99.4	Form of Letter to Brokers*
99.5	Form of Broker Letter to Clients*
99.6	Form of Letter to Potential Investors*
99.7	Beneficial Owner Election Form*
99.8	Nominee Holder Certification*
99.9	Investor Presentation*

*
Previously filed.

Item 17. Undertakings.

        The undersigned Registrant hereby undertakes:

        (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i)    To include any Prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii)   To reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of Prospectus filed with the Commission pursuant to Rule 424 (b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

          (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

        (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the Offering.

        The undersigned Registrant hereby undertakes that:

        (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)   That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on From S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of West Chester, state of Ohio on March 5, 2004.

PEOPLES COMMUNITY BANCORP, INC.
By:	/s/ JERRY D. WILLIAMS Jerry D. Williams President, Chief Executive Officer and Director
Name	Title	Date

/s/ JERRY D. WILLIAMS Jerry D. Williams	President, Chief Executive Officer and Director (principal executive officer)	March 5, 2004
/s/ THOMAS J. NOE Thomas J. Noe	Director, Executive Vice President and Treasurer	March 5, 2004
/s/ TERESA O'QUINN Teresa O'Quinn	Senior Vice President and Chief Financial Officer (principal financial and accounting officer)	March 5, 2004
/s/ PAUL E. HASSELBRING* Paul E. Hasselbring	Chairman of the Board and Director	March 5, 2004
/s/ JOHN E. RATHKAMP John E. Rathkamp	Chief Lending Officer, Secretary and Director	March 5, 2004
/s/ JOHN L. BUCHANAN* John L. Buchanan	Director	March 5, 2004
/s/ DONALD L. HAWKE* Donald L. Hawke	Director	March 5, 2004

Name	Title	Date

/s/ JAMES R. VAN DEGRIFT* James R. Van DeGrift	Director	March 5, 2004
/s/ NICHOLAS N. NELSON* Nicholas N. Nelson	Director	March 5, 2004

*
By Jerry D. Williams, pursuant to power of attorney.